June 25, 2007

Ryan Rohn
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E
Washington, D.C. 20549

RE:	China Fire & Security Group, Inc.
Form 10-KSB for the Fiscal Year ended December 31 2006
Filed April 2, 2007
File No. 000-50491

Dear Mr. Rohnæ

On behalf of China Fire & Security Group, Inc. ("CFSG"), we hereby submit this supplemental response in response to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the Commission") set forth in the Staff's letter, dated June-11, 2007, with respect to our annual report on Form 10-KSB for the fiscal year ended December 31, 2006 (the “Form 10KSB”).

We understand and agree that:

●	CFSG is responsible for the adequacy and accuracy of the disclosure in the filings

●	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

●	China Fire & Security Group may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Item3 Legal Proceedings Page 19

1.
We note your disclosure that the outcomes of your litigation claims are not expected to be material. Please be aware that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell the registrant’s securities. In that case, the registrant must either(a) disclose the estimated additional loss or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made .Please note that any conclusion as to materiality should take into account the impact that any change in the accrual could have on quarterly or segment earnings.

Response:

Our disclosure regarding legal proceedings in our 2006 annual report on Form 10KSB was based on the fact that we had only two minor litigations as of December 31, 2006, one being a contract dispute involving legal fees and the other a labor arbitration proceeding involving a former employee seeking compensation with an aggregate amount of claims of approximately $70,000. Both cases were ruled and final judgments were entered in our favor by the court of first instance and the appellate court.   Therefore, there was no loss incurred.

2.
In addition, we note that you assessed the materiality of your legal proceedings, Expand your assessment of materiality with reference to your financial position, liquidity, and statements of operations in future filings.

Response:

We confirm that we will expand our assessment of materiality with reference to our financial position, liquidity, and statements of operations in future filings.

Critical Accounting Policies and Estimates, page 23

3.
We have reviewed your revenue recognition policy. We note your disclosure that, “when the outcome of a project can be estimated reliably, revenue from the contract is recognized on the percentage of completion method…”Please tell us how many of your current contracts you could not estimate reliably and your revenue recognition policy for these contracts .In addition, in light of the materiality of costs and estimated earnings in excess of billings and billings in excess of costs and estimated earnings line items, please expand your critical accounting policies to disclose your contract accounting more in line with SOP 81-1.

Response:

Currently, we can reliably estimate all the contracts from which we recognized revenues in 2006.

We confirm that in our future filings we will expand our critical accounting policies and estimated as follows:

Construction contracts are recognized using the percentage-of-completion method of accounting and, therefore, take into account the costs, estimated earnings and revenue to date on contracts not yet completed. Revenue recognized is that percentage of the total contract price that cost expended to date bears to anticipated final total cost, based on current estimates of costs to complete. In accordance with SFAS 48, “Revenue Recognition when Right of Return Exists,” revenue is recorded net of an estimate of markdowns, price concessions and warranty costs. Such reserve is based on management’s evaluation of historical experience, current industry trends and estimated costs.

Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. Selling, general, and administrative costs are charged to expense as incurred. At the time a loss on a contract becomes known, the entire amount of the estimated ultimate loss is recognized in the consolidated financial statements.

Claims for additional contract costs are recognized upon a signed change order from the customer or in accordance with paragraphs 62 and 65 of the AICPA’S Statement of Position ("SOP") 81-1, "Accounting for Performance of Construction - Type and Certain Production - Type Contracts" ("SOP 81-1").

The current asset, “Costs and estimated earnings in excess of billings” on contracts, represents revenues recognized in excess of amounts billed. The current liability, “Billings in excess of costs and estimated earnings” on contracts, represents billings in excess of revenues recognized.

The Company accounts for shipping and handling fees and costs in accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-10 “Accounting for Shipping and Handling Fees and Costs.” Such fees and costs incurred by the Company are immaterial to the operations of the Company.

Results of Operations, page 24

The Year Ended December 31, 2006 and 2005, page 25

4.	Please expand your discussion of results of operations in future filings to explain in more detail the reasons for fluctuations in your line items year over year. For example, we note the following:

●
You disclose that the increase in revenues in a result of your focused sales efforts and demonstrates continuous demand for your products. Please expand your discussion to explain the specific reasons for the increase in revenue such as quantify how much of your revenue increase is due to new customers compared to additional sales to existing customers.

Response:

Total revenues were approximately $32.5 million for the year ended December 31, 2006 as compared to approximately $21.2 million for the year ended December 31, 2005, an increase of approximately $11.3 million or 53.2%. The increase in revenue comes from our sales to increased number of customers. The number of sales contracts to iron and steel customers has increased from 74 in 2005 to 103 in 2006, with recognized revenue from these contracts increasing by approximately $6.6 million, representing 58.4% of the entire growth in revenue in 2006.

●
We note your disclosure that cost of revenues increased for the year ended December 31, 2006 as a result of your projects having a higher percentage of costs coming from third parties. Please expand your disclosure to explain why although your costs of revenues increased from a dollar perspective, your cost of revenues decreased as a percentage of revenue.

Response:

In 2006, our costs of revenues increased from a dollar perspective, and our cost of revenues also increased as a percentage of revenue from 40.8% to 50.0% due to the fact that we used more third parties products than our own products.

These are illustrative examples and are not comprehensive. Please refer to SEC
Release 33-8350, Commission Guidance Regarding Management’s Discussion And Analysis of Financial Condition and Results of Operations and revise your discussion throughout to provide greater depth of analysis

Response:

We have studied SEC Release 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations. In our future filings, we will provide more details of the changes in all categories of the Results of Operations.

Liquidity and Capital Resources, page 27

5.
Please revise your liquidity and cash resources disclosures to discuss the underlying reasons for the changes in the account balances that affected your cash flows for the year. Your disclosure should not merely be a recitation of financial statement balances. For example, in consideration of your disclosure on page 14 that many of your customers are state-owned enterprises, please explain the reason for your increase in your provision for doubtful accounts. In addition, explain the reason for the significant increase in your billings in excess of costs and estimated earnings. Refer to guidance presented in Part IV, Liquidity and Capital Resources of Release No.33-8350; Interpretation-Commission Guidance Regarding Management’s Discussion and Analysis of financial Condition and Result of operations.

Response:

With respect to most of our customers are state-owned enterprises, we allow for provision for doubtful accounts when the account receivable is over certain period of time. The Company records an allowance for doubtful accounts to reflect management's best estimate of the losses inherent in its accounts receivables as of the balance sheet date. The Company evaluates its ability to collect accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations, a specific reserve for bad debts is recorded against amounts due to reduce the net recognized receivable to the amount reasonably expected to be collected. Additionally, a general percentage of past due receivables is reserved, based on the Company's past experience of collectibility. If circumstances change (i.e., higher than expected defaults or an unexpected materially adverse change in a major customer's ability to meet its financial obligations), estimates of the recoverability of amounts due could be reduced by a material amount. The Company's level of reserves for its customer accounts receivable fluctuates depending upon the factors discussed. Historically, the allowance for doubtful accounts has been sufficient to provide for write-offs of uncollectible amounts.

The reason for the significant increase of $5.6 million in our billing in excess of costs and estimated earnings is mainly due to the significant number of projects where we have billed the customers more than we have booked our revenues for these projects. The number of projects has increased from 31 in 2005 to 86 in 2006.

The “Liquidity and Capital Resources” section was: “Net cash provided by operating activities totaled approximately $8.9 million for the year ended December 31, 2006 as compared to approximately $4.1 million for the year ended December 31, 2005.”

This can be amended to read as follows: “Net cash provided by operating activities totaled approximately $8.9 million for the year ended December 31, 2006 as compared to approximately $4.1 million for the year ended December 31, 2005. The increase of $4.8 million of cash inflow from operating activities is mainly due to the increase of $5.6 million in billing in excess of costs and estimated earnings.”

Consolidated Statements of Income and Other Comprehensive Income, page F-4

6.
Your disclosures on page 5 discuss that your primary business is to design and install fire protection systems as well as provide integrated fire protection products for your client. In future filings please breakout your net sales and revenues from services separately and the related cost of goods sold from cost of services. Refer to paragraphs (b) 1-2 of Item 5-03 of Regulation S-X.

Response:

In our future filings, we confirm that we will breakout our net sales and revenues separately and the related cost of goods sold from cost of services. For example, in our 2006 Form 10KSB, the revenues and cost of goods sold from our services could have been broken out as follows:

Solution and Products:	31,709,978
Services:	745,058
Total Sales:	32,455,036

Solution and Products:	15,964,546
Services:	261,761
Total Cost of Sales:	16,226,307

7.
In future filings, please reclassify your change in fair value of derivative instruments as a component of income from operations. In addition, separately present your items in other incomes, net of other incomes, net of other expenses. Refer to Article 5-03 Of Regulation S-X.

Response:

We confirm that we will reclassify the change in fair value of derivative instruments as a component of income from operations. In addition, we confirm that we will separately present the items in other incomes, net of other incomes, net of other expenses.

Balance sheet classification, page F-10

8.
Your disclosure is unclear to us why you include accounts receivables under system contracting projects that may extend beyond one year in current assets. Please advice or in future filings, reclassify these amounts outside of current assets.

Response:

We confirm that we will take out the “Balance sheet classifications” disclosure and will reclassify the accounts receivable that may extend beyond one year outside of current assets.

 Note 12 -Major customers and suppliers

9.	Please revise your disclosure to disclose the total amount of revenue from each of your customers that is 10% or more of your total revenue. Refer to paragraph 39 of SFAS 131.

Response:

Currently, we don’t have any customers who contribute more than 10% of our total revenues.

Warranties

10.
We note that design and install fire protection systems and provide integrated fire protection products for your clients. Your further disclose on page 10 that in China, fire safety products and systems must meet certain quality standards and must be certified by Chinese government. Please tell us and include in your future filing, the nature of any product warranties that you offer to your customers and your considerations of product warranty accruals pursuant to paragraphs 24 through 26 of SFAS 5.

Response:

In future filings, we will disclose the following. Generally, our products are not covered by specific warranty terms. However, our policy is to replace parts if they become defective within one year after deployment at no additional charge. Historically, failure of product parts due to materials or workmanship is rare. Therefore, at December 31, 2006 and 2005, we made no provision for warranty claims for our. We continuously evaluate our potential warranty obligation. We will record the expenses related to the warranty obligation when the estimated amount become material at the time revenue is recorded.

Products

11.
We note your disclosure on page 5 that you divide the products you manufacture into three categories according to their function. In future filings, please separately disclose the revenues from external customers for each of your products within your notes to the financial statements. Refer to paragraph 37 of SFAS 131.

Response:

Almost all of our products are sold via total solution projects or as part of the integrated products sales. The composition of our three types of products and products from third parties varies significantly from project to project, both in quantity and in dollar amounts. Although we could provide a breakdown of sales contribution for our own products for each project, it is almost impossible to provide revenues for each of our products when the revenue from each project is recognized based on percentage of completion. More importantly, the revenues from our own products do not accurately reflect our overall financial performance. We are a total solution provider rather than product vendors who sell their own products directly or through channels.

Therefore, in future filings, we will disclose that it is not practical to report sales by each product.

Exhibit 31.1 and 31.2

12.
We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Response:

We confirm that in our future filings, we will not include the individual’s title at the beginning of the certification.

* * * *

If you have any further questions or comments, please do not hesitate to contact me or our attorney, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China. +86 (10) 6599-7270 (Direct Phone)
+86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com

Sincerely,

CHINA FIRE & SECURITY GROUP, INC.

Date: June 25, 2007	By:	/s/ Brian Lin
Name: Brian Lin
Title: Chief Executive Officer